NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as a broker-dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three (3) months or less when purchased to be cash equivalents.

Revenues from Contracts with Customers

Revenues from contracts with customers are composed of investment banking success fees and advisory fees. Investment banking success fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction. For advisory fees, the Company receives retainers in advance of the transaction's closing or is paid without a corresponding success fee. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, there were no contract liabilities.

Recently Adopted Accounting Guidance

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning members' equity.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on a case-by-case basis for collectability. As of December 31, 2018, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years. As of December 31, 2017, all property and

equipment is fully depreciated. Leasehold improvements are recorded at cost and are amortized over the shorter of their useful life or the remaining term of the lease.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2018 are comprised of the following:

Leasehold improvements	$ 13,412
Furniture and fixtures	11,123
Machinery and equipment	8,989
	33,524
Less accumulated depreciation and amortization	(29,289)
	$ 4,235

For the year ended December 31, 2018, depreciation and amortization expense was $4,236.

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the

NOTE 4 – Net Capital Requirements (Continued)

ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company has net capital of $100,588, which is $95,588 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.7 to 1 at December 31, 2018.

NOTE 5 – Income Taxes

No provision for income taxes has been made to the statement of operations as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

The Company paid $391,454 of guaranteed payments to partners which are included in "bankers' fees" on the statement of operations. Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income (loss).

NOTE 7 – Commitments and Contingencies

Office Lease

The Company leases office space under a lease agreement that expires in July 2020. For the year ended December 31, 2018, rent expense was $66,896. Future minimum lease payments will be $68,847 in 2019 and $37,890 in 2020.

The Company has no other commitments or contingencies other than the office lease described above for the year ended December 31, 2018.

NOTE 8 – Concentrations

Four customers accounted for 56 % of the Company's total revenue in 2018.